UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                       to                      .
Commission file number 1-12383
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Rockwell Automation Retirement Savings Plan For Salaried Employees
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rockwell Automation, Inc.,
1201 South 2nd Street,
Milwaukee, Wisconsin 53204

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2010	15

SIGNATURES	16

EXHIBIT:

Consent of Independent Registered Public Accounting Firm	17

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Rockwell Automation Retirement Savings Plan
for Salaried Employees and Participants therein:
We have audited the accompanying statements of net assets available for benefits of Rockwell Automation Retirement Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.
Milwaukee, Wisconsin
June 22, 2011

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS

Investments in Master Trust (Note 3)	$2,229,245,044	$2,002,849,727
Notes receivable from participants	14,920,816	14,872,443

Total assets	2,244,165,860	2,017,722,170

Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(13,804,890)	(6,013,246)

NET ASSETS AVAILABLE FOR BENEFITS	$2,230,360,970	$2,011,708,924

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$2,011,708,924	$1,714,348,986

ADDITIONS:
Income:
Interest in income of Master Trust	315,764,526	377,683,545
Interest on notes receivable from participants	849,003	1,095,763

Total income	316,613,529	378,779,308

Contributions:
Employer	15,195,798	13,556,107
Employee	54,846,428	53,367,513

Total contributions	70,042,226	66,923,620

Total additions	386,655,755	445,702,928

DEDUCTIONS:
Payments to participants or beneficiaries	166,976,130	147,947,504
Administrative expenses	368,084	255,671

Total deductions	167,344,214	148,203,175

NET INCREASE BEFORE TRANSFERS	219,311,541	297,499,753

NET TRANSFERS BETWEEN AFFILIATED PLANS	(659,495)	(139,815)

NET INCREASE	218,652,046	297,359,938

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,230,360,970	$2,011,708,924

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
1.	DESCRIPTION OF THE PLAN

The following brief description of the Rockwell Automation Retirement Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description and Plan document for more complete information.

a.
General — The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”). The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Fidelity Management Trust Company (the “Trustee”) is the trustee of the Rockwell Automation, Inc. Defined Contribution Master Trust (the “Master Trust”). The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants in the Plan may invest in a suite of twelve lifestyle mutual funds, nine core investment options and a brokerage option. In addition, the Rockwell Automation Stock Fund was available in 2010 and 2009 and is specific to the Plan.

b.
Participation — The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation, as defined in the Plan document. However, contributions by highly compensated participants are limited to 16% of the participant’s base compensation. Participant contributions can be made either before or after United States federal taxation of a participant’s base compensation.

Rockwell Automation contributes an amount equal to 50% of the first 6% of base compensation contributed by the participants. Prior to January 1, 2011, Rockwell Automation could make a discretionary profit sharing contribution to the Plan on an annual basis on behalf of certain Rockwell Software, Inc. (“Rockwell Software”) participants. This contribution, if made, was the only employer contribution Rockwell Software participants received. With the exception of profit sharing contributions on behalf of certain Rockwell Software participants, all Rockwell Automation contributions are made to the Rockwell Automation Stock Fund. Rockwell Software profit sharing contributions are made to the funds consistent with the participant’s investment election for employee contributions to the Plan. Effective January 1, 2011, the profit sharing contribution to certain Rockwell Software participants was eliminated. Rockwell Automation contributes an amount equal to 50% of the first 6% of base compensation contributed to the Plan by the Rockwell Software participants. Participants may elect to transfer a portion or all of their holdings in the Rockwell Automation Stock Fund to one or more of the other investment funds.

In April 2009, Rockwell Automation amended the Plan to suspend the matching contribution for the period of April 24, 2009 through September 30, 2009, Rockwell Automation’s fiscal year end. In September 2009, the Plan was again amended to suspend the matching contributions through March 2010. In December 2009, Rockwell Automation contributed a non-elective contribution equal to 1.69% of year-to-date base compensation and overtime through September 25, 2009 for eligible employees. Also in December 2009, Rockwell Automation amended the Plan to reinstate the matching contribution effective January 1, 2010.

Effective July 1, 2010, the Company closed participation in the Rockwell Automation Pension Plan to certain employees hired after June 30, 2010. The affected employees became eligible for a Non-Elective contribution to the Plan. The Non-Elective contribution is based on age and years of service as of December 31st each year and ranges from 3% to 7% of eligible compensation. The contribution is paid by Rockwell Automation annually, at the end of the first quarter of the following calendar year. These participants are also eligible for the matching contribution of 50% of the first 6% of base compensation contributed to the Plan by the participants. The contribution schedule is as follows:

Age + Years of	Company Contribution in
Service	% of Compensation
< 40	3%
40 to 59	4%
60 to 79	5%
80 +	7%
c.
Investment Elections — Participants may contribute to any or all of the funds that are available for contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions are made to one of the Fidelity Freedom K Funds during 2010 and one of the Fidelity Freedom Funds during 2009, based on the participant’s projected retirement date.

d.
Unit Values — Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

e.
Vesting — Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Rockwell Automation’s matching contributions, non-elective contributions and earnings are vested after the participant has completed three years of vesting service.

f.
Notes Receivable From Participants — A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans, or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1% as of the last day of the month before the loan is requested. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months, or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.

g.
Forfeitures — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored. As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $185,057 and $616,332, respectively. During the year ended December 31, 2010, Rockwell Automation’s contributions were reduced by $868,586 from forfeited nonvested accounts. During the year ended December 31, 2009, Rockwell Automation’s contributions were not reduced by the forfeited nonvested accounts as these contributions were suspended for a portion of the year.

h.
Plan Termination — Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan and to suspend contributions to the Plan in accordance with ERISA. If the Plan is terminated or contributions by Rockwell Automation are discontinued, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

i.
Withdrawals and Distributions — Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2. Active participants may also withdraw certain amounts when financial hardship is demonstrated. Participant vested amounts are payable upon retirement, death or other termination of employment.

j.	Expenses — Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.
Valuation of Investments — The Plan has an interest in the net assets of the Master Trust. The net assets of the Master Trust are stated at fair value. Benefit responsive investment contracts held in the Master Trust are then adjusted and stated at contract value. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common collective trust (the “Stable Value Fund”) held by the Master Trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the dividend payable date.

b.
Notes Receivable From Participants — In September 2010, the Financial Accounting Standards Board (“FASB”) released Accounting Standards Update (“ASU”) 2010.25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU clarifies how loans to participants should be classified and measured by defined contribution benefit plans. Participant loans were previously classified as investments at fair value. The ASU requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. As required under the ASU, the Plan has retrospectively adopted the ASU as of December 31, 2009.

The adoption of the ASU impacted the classification of participant loans on the statements of net assets available for benefits, but had no impact on net assets available for benefits.
c.
Fair Value Measurements — Accounting Standards Codification (“ASC”) Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 — Valuation based on quoted prices in active markets for identical assets or liabilities that the Master Trust has the ability to access. Since the valuation is based on quoted prices that are readily and regularly available in the active market, valuation of these investments does not entail a significant degree of judgment.
Level 2 — Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. Valuation methodology for these assets include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

d.
Use of Estimates — Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

e.	Payment of Benefits — Benefits are recorded when paid.
f.
Risks and Uncertainties — The Plan invests in various investments. In general, investments are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

g.
Subsequent Events — Management has evaluated the impact of all subsequent events through June 22, 2011, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

3.	MASTER TRUST

The Plan’s investments are held in the Master Trust account at the Trustee. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.

The Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2010 and 2009 are summarized as follows:

	2010	2009

Cash	$192,228	$69,111
Money market fund	10,439,504	9,470,565
Common stocks	717,492,067	587,735,446
Mutual funds	851,405,336	788,544,912
Brokeragelink accounts	26,389,927	18,307,519
Corporate debt investments	14,832,924	12,411,311
Asset and mortgage backed securities	25,159,382	19,215,703
U.S. government securities	3,094,743	6,828,368
Other fixed income investments	3,122,209	1,963,222
Investments in common collective trusts:
Fidelity U.S. Equity Index Commingled Pool	92,824,020	83,914,214
Mellon Rockwell EB Daily Fund	31,111,912	22,031,160
Stable Value Fund – guaranteed investment contracts	532,448,255	531,083,774

Total investments at fair value	2,308,512,507	2,081,575,305
Accrued income	121	252
Accrued fees	(394,349)	(742,531)
Pending trades (net)	(496,022)	(1,282,714)

Net assets at fair value	2,307,622,257	2,079,550,312
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,926,893)	(6,541,235)

Net assets	$2,292,695,364	$2,073,009,077

The following is a description of the valuation methodologies used for the Master Trust’s investments measured at fair value. There have been no changes in the methodologies during the years ended December 31, 2010 and 2009.

Money market fund — Valued at cost, which approximates the fair value of the net asset value of shares held at year end.

Common stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds — Valued at the net asset value of shares held at year end.
Brokeragelink accounts — Valued at the most recent closing price reported on the market on which the individual securities are traded.
Corporate debt investments — Valued at the most recent closing price reported on the market on which the individual securities are traded.
Asset and mortgage backed securities and other fixed income investments — Valued at the most recent closing price reported on the market on which individual securities are traded.
U.S. government securities — Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust; Stable Value Fund — Valued at fair value, based on information provided by the trustee, by discounting the related cash flows based on current yields of similar instruments with comparable durations and considering the credit-worthiness of the issuer of the specific instruments held by the fund at year end.

Common collective trusts; Other — Valued at the net asset value of shares held at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the fair value of the Master Trust’s investments as of December 31, 2010 and 2009:
Investments at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total

Cash	$192,228	$—	$—	$192,228
Money market fund	—	10,439,504	—	10,439,504
Common stocks	717,492,067	—	—	717,492,067
Mutual funds	851,405,336	—	—	851,405,336
Brokeragelink accounts	—	26,389,927	—	26,389,927
Corporate debt	—	14,832,924	—	14,832,924
Asset and mortgage backed securities	—	25,159,382	—	25,159,382
U.S. government securities	3,094,743	—	—	3,094,743
Other fixed income investments	—	3,122,209	—	3,122,209
Common collective trusts	—	123,935,932	532,448,255	656,384,187

Total Master Trust Investments	$1,572,184,374	$203,879,878	$532,448,255	$2,308,512,507

Investments at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Cash	$69,111	$—	$—	$69,111
Money market fund	—	9,470,565	—	9,470,565
Common stocks	587,735,446	—	—	587,735,446
Mutual funds	788,544,912	—	—	788,544,912
Brokeragelink accounts	—	18,307,519	—	18,307,519
Corporate debt	—	12,411,311	—	12,411,311
Asset and mortgage backed securities	—	19,215,703	—	19,215,703
U.S. government securities	6,828,368	—	—	6,828,368
Other fixed income investments	—	1,963,222	—	1,963,222
Common collective trusts	—	105,945,374	531,083,774	637,029,148

Total Master Trust Investments	$1,383,177,837	$167,313,694	$531,083,774	$2,081,575,305

The table below sets forth a summary of changes in fair market value of the Master Trust’s level 3 investments for the years ended December 31, 2010 and 2009:

	Common	Common
	collective trust –	collective trust –
	Stable Value Fund	Stable Value Fund
	December 31,	December 31,
	2010	2009

Balance, beginning of year	$531,083,774	$535,052,749
Change in adjustment to fair value from contract value	8,385,658	14,123,728
Purchases, sales, issuances, and settlements, net	(7,021,177)	(18,092,703)

Balance, end of year	$532,448,255	$531,083,774

The Plan offers a Stable Value Fund option which, through the Master Trust, invests primarily in guaranteed investment contracts (“GICs”) and money market investments. The GICs are benefit-responsive and are designed to allow the Stable Value Fund to maintain a constant net asset value (“NAV”) and to protect the funds in extreme circumstances. The contracts accrue interest using a formula called the “crediting rate.” The contracts use the crediting rate formula to convert fair value changes in the covered assets into income distributions in order to minimize the difference between the fair and contract value of the covered assets over time. Using the crediting rate formula, an estimated future fair value is calculated by compounding the fund’s current fair value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future fair value with the fund’s current contract value. Crediting rates are reset quarterly. The contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting interest rate for the Stable Value Fund was 2.38% and 2.48% at December 31, 2010 and 2009, respectively. The crediting interest rates on the underlying investments are reviewed on a quarterly basis for resetting. The average yield for the years ended December 31, 2010 and 2009 was 2.45% and 2.99%, respectively.

The fair value of the Stable Value Fund equals the fair value of the underlying assets in the related common collective trust fund reported to the Plan by the Trustee. In determining the net assets available for benefits, the Stable Value Fund is recorded at contract value. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

An issuer may terminate a contract at any time. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, the Trustee may elect to keep the wrap contract in place until such time as the fair value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if the Trustee’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

The Plan’s interest in the Stable Value Fund was approximately 92% at December 31, 2010 and 2009.
The net investment income of the Master Trust for the years ended December 31, 2010 and 2009 is summarized as follows:

	2010	2009

Interest	$12,711,688	$16,249,521
Dividends	24,167,763	24,714,876
Net appreciation in fair value of investments:
Common stocks	173,587,324	158,317,629
Mutual funds	88,692,897	156,895,589
Debt investments	4,377,811	6,192,495
Investment in common collective trust –
Fidelity U.S. Equity Index Commingled Pool	12,208,149	17,351,246
Mellon Rockwell EB Daily Fund	5,414,708	4,478,111
Brokeragelink accounts	2,877,593	3,216,750

Net investment income	$324,037,933	$387,416,217

The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, was approximately 97% at December 31, 2010 and 96% at December 31, 2009. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation in 2010 and 2009.

The Master Trust’s investments that exceeded 5% of net assets as of December 31, 2010 and 2009 are as follows:

Description of Investment	2010	2009

Stable Value Fund	$532,448,255	$531,083,774
Rockwell Automation, Inc. common stock	334,856,657	234,897,476
Fidelity International Discovery K Fund	115,502,146	114,588,275
Fidelity Freedom K 2020 Fund	132,816,947	—
Fidelity Freedom 2020 Fund	—	120,745,109

4.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Rockwell Automation Stock Fund for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009

Net Assets, Beginning of Year*	$167,892,435	$123,408,396

Changes in net assets:
Contributions	15,657,409	4,978,117
Dividends	4,376,583	4,304,596
Net appreciation	84,875,499	55,070,559
Benefits paid to participants	(12,496,963)	(8,495,975)
Administrative expenses	(41,282)	(29,065)
Transfers	(19,354,773)	(11,344,193)

Total changes in net assets	73,016,473	44,484,039

Net Assets, End of Year*	$240,908,908	$167,892,435

*	These net assets are included in the Master Trust.
5.	TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed Rockwell Automation by letter dated September 28, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

6.	RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity is the trustee and recordkeeper as defined by the Master Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2010 and 2009, the Master Trust held 4,669,595 and 4,999,946 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $68,144,899 and $65,637,369, respectively, and a fair value of $334,856,657 and $234,897,476, respectively.

During 2010 and 2009, dividends on Rockwell Automation common stock, held in the Master Trust, paid and/or credited to eligible plan participants’ accounts totaled $6,193,369 and $6,038,846, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on line 1(l) of the 2010 Form 5500 Schedule H, Part I is presented below.

	2010	2009

Net assets available for benefits reported in the financial statements	$2,230,360,970	$2,011,708,924
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	13,804,890	6,013,246

Net assets reported on Form 5500	$2,244,165,860	$2,017,722,170

Reconciliation of total additions to plan assets reported in the financial statements to the total income reported on line 2(d) of the 2010 Form 5500 Schedule H, Part II is presented below.

2010

Total additions reported in the financial statements	$386,655,755
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	7,791,644

Total income as reported on Form 5500	$394,447,399

8.	SUBSEQUENT EVENT

On May 4, 2011, the Rockwell Automation Employee Benefit Policy Committee approved a plan of consolidation under which the Rockwell Automation Retirement Savings Plan for Hourly Employees, Rockwell Automation Retirement Savings Plan for Represented Hourly Employees, and Rockwell Automation Savings and Investment Plan for Represented Hourly Employees would be merged with and into the Rockwell Automation Retirement Savings Plan for Salaried Employees. The merger is anticipated by the Plan Administrator to occur on July 21, 2011, at which time the Plan name will change to Rockwell Automation Retirement Savings Plan. The net assets of the Plans that would be merged with and into the Rockwell Automation Retirement Savings Plan for Salaried Employees totaled $75,671,090 as of December 31, 2010.

*     *      *     *     *

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2010
EIN 25-1797617
PLAN NUMBER 008

Column A	Column B	Column C	Column D	Column E
Description of Investment
	Identity of Issuer,	Including Collateral, Rate
	Borrower, Lessor	of Interest, Maturity Date,		Fair
	or Similar Party	Par or Maturity Value	Cost	Value

*	Fidelity Management	Rockwell Automation, Inc.
	Trust Company	Defined Contribution
		Master Trust	$1,751,419,243	$2,229,245,044

*	Various	Notes Receivable From
	participants	Participants; rates ranging
between 3.25% and
		10.25%, due 2011 to 2024	—	14,920,816

	Total assets (held at end of year)		$1,751,419,243	$2,244,165,860

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

By	/s/ Teresa E. Carpenter Teresa E. Carpenter
Plan Administrator
Date: June 22, 2011

Exhibit A
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement No. 333-149581 of Rockwell Automation, Inc. on Form S-8 of our report dated June 22, 2011, appearing in this Annual Report on Form 11-K of Rockwell Automation Retirement Savings Plan for Salaried Employees for the year ended December 31, 2010.
Milwaukee, Wisconsin
June 22, 2011